STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $124.2 MILLION

FOR THE SECOND QUARTER OF 2021

DECLARES QUARTERLY DIVIDEND OF $0.70 PER SHARE

AND ANNOUNCES SHARE REPURCHASE PROGRAM OF UP TO $50.0 MILLION

ATHENS, GREECE, August 5, 2021 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the second quarter of 2021. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)
	Second quarter 2021	Second quarter 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Voyage Revenues	$311,411	$146,134	$511,878	$306,996
Net income/(loss)	$124,209	($44,120)	$159,972	($41,365)
Adjusted Net income / (loss) (1)	$128,772	($17,990)	$164,643	($40,241)
Net cash provided by operating activities	$140,491	$23,363	$219,667	$55,460
EBITDA (2)	$179,772	$8,872	$264,271	$66,468
Adjusted EBITDA (2)	$182,476	$35,204	$267,270	$67,769
Earnings / (loss) per share basic	$1.22	($0.46)	$1.60	($0.43)
Earnings / (loss) per share diluted	$1.22	($0.46)	$1.59	($0.43)
Adjusted earnings / (loss) per share basic (1)	$1.27	($0.19)	$1.64	($0.42)
Adjusted earnings / (loss) per share diluted (1)	$1.26	($0.19)	$1.64	($0.42)
Average Number of Vessels	126.0	116.0	122.7	116.0
TCE Revenues (3)	$254,929	$96,909	$411,323	$196,745
Daily Time Charter Equivalent Rate ("TCE") (3)	$22,927	$9,402	$19,371	$10,128
Daily OPEX per vessel (4)	$4,618	$4,027	$4,518	$4,037
Daily OPEX per vessel (excl. non recurring expenses) (4)	$4,307	$4,027	$4,280	$4,037
Daily Net Cash G&A expenses per vessel (5)	$1,099	$1,035	$1,087	$1,049

(1)	Adjusted Net income / (loss) and Adjusted earnings / (loss) per share basic and diluted are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Net income / (loss), which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.
(2)	EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the table at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains / (losses).
(3)	Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see the table at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.
(4)	Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (which excludes non-recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as, increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel at acquisition, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to some of the adjustments.
(5)	Daily Net Cash G&A expenses per vessel is calculated by (1) deducting the Management fee Income (if any), from, and (2) adding the Management fee expense to, the General and Administrative expenses (net of stock-based compensation expense and other non-cash charges) and (3) then dividing the result by the sum of Ownership days and Charter-in days. Please see the table at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“We are pleased to report a record quarter in profitability for Starbulk, with Q2 2021 Net Income of $124.2 million and daily TCE per vessel across the fleet of $22,927. Our chartering coverage for Q3 is at $28,345 for 65.7% of Q3 available days but as we continue to expect a strong market for Q4, we have kept our fleet mostly spot trading.

Star Bulk continued to generate significant operating cash flow during the quarter, producing $140.5 million, a significant part of which will be returned to shareholders via a $0.70 per share dividend payment. In addition, we continue to strengthen and delever our balance sheet, with net debt decreasing a further $36.2 million after having taken delivery of 3 new vessels and having paid a $30.7 million dividend with respect to Q1 during the quarter.

The record low orderbook, combined with the lack of yard space and future vessel propulsion uncertainty combined with covid related inefficiencies, create a very favorable supply side picture for our industry. Increased government spending due to the synchronized pandemic stimulus programs has led to strong commodity demand globally with robust volumes of iron ore, coal, grains and minor bulks being transported, a trend which we expect will continue, supporting our optimistic view on the future prospects of the dry bulk market.”

Recent Developments

Declaration of Dividend

As of June 30, 2021, we owned 128 vessels and our Total Cash Balance was $242.8 million (or $282.8 million pro forma for the expected financing of the last delivered vessels Star Elizabeth and Star Pavlina, as described below, the acquisition of which was fully financed by internal funds).  Taking into account the Minimum Cash Balance per Vessel as of June 30, 2021 of $1.65 million, on August 5, 2021, pursuant to our dividend policy, as reported in our press release dated May 19, 2021, our Board of Directors declared a quarterly cash dividend of $0.70 per share payable on or about September 8, 2021 to all shareholders of record as of August 23, 2021. The ex-dividend date is expected to be August 19, 2021.

Share Repurchase Program

On August 5, 2021 our Board of Directors authorized a share repurchase program of up to an aggregate of $50.0 million. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, stock price, alternative uses of capital and other factors. Repurchases of common shares may take place in privately negotiated transactions, in open market transactions, including pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares purchased as part of this program will be cancelled by the Company.

Notes Redemption:

On July 30, 2021, we redeemed all of our outstanding 8.30% Senior Notes due in 2022 for 100% of the outstanding principal amount, or $50.0 million, plus accrued and unpaid interest up to but not including the redemption date.

Financing Activities:

•	On June 24, 2021, we entered into an agreement with the National Bank of Greece for a term loan with one drawing in an amount of up to $125.0 million (the “NBG $125.0 million Facility”). On June 28, 2021, we drew down $125.0 million under the NBG $125.0 million Facility to refinance the outstanding amount of $98.5 million under the DNB $310.0 million Facility, as defined in our Annual Report on Form 20-F in respect of the fiscal year ended December 31, 2020 (the “2020 20-F”). The NBG $125.0 million Facility will mature on June 28, 2026 and is secured by first priority mortgages on the same 17 vessels financed under the DNB $310.0 million Facility. Following the repayment of the DNB $310.0 million Facility, we terminated early the existing interest rate swap agreements with DNB Bank ASA and Skandinaviska Enskilda Banken AB, which interest rate swap agreements were originally set to mature in September 2023 and which were hedging the variable interest payments under the DNB $310.0 million Facility, and we entered into a new interest rate swap agreement with the National Bank of Greece with a notional amount of $125.0 million and a fixed rate at 0.65%, which is effective from June 28, 2021 to June 28, 2023.

•	In June 2021, we received credit committee approval from ING Bank N.V., London Branch, to increase the financing by $40.0 million and to include additional borrowers under the existing ING $170.6 million Facility, as defined in the 2020 20-F (the “ING $210.6 million Facility). The additional financing amount of $40.0 million is available in two tranches, which will be used to finance the recently delivered vessels Star Elizabeth and Star Pavlina, as further described below, the acquisition of which was fully financed by internal funds. The two additional tranches will mature five years after their respective drawdowns. The ING $210.6 million Facility will be secured also by a first priority mortgage on the two additional vessels.

•	In August 2021 we signed a committed term-sheet with ABN AMRO Bank N.V. for a new loan facility of up to $97.15 million (the “ABN AMRO New Facility”), which will refinance an existing facility provided by Citibank with outstanding amount of $93.5 million as of June 30, 2021. The ABN AMRO New Facility includes a margin over Libor which is 105bps lower than the margin of the existing Citibank facility, thereby saving approx. $0.8 million per year in interest cost and further increasing our average loan maturity.

•	In August 2021, we received credit committee approval for a new loan syndicated facility led by DNB Bank ASA of up to $107.5 million (the “DNB $107.5 million Facility”), which will refinance the existing debt of eight of our vessels amounting to $88.1 million as of June 30, 2021 spread across three different existing facilities. Once the drawdown is effected, the excess funds will cover part of the funds used for the redemption of the 8.30% Senior Notes due in 2022. The DNB $107.5 million Facility will mature five years from its drawdown and will be secured by a first priority mortgage on the eight financed vessels (Star Polaris, Star Borealis, Star Electra, Star Luna, Star Astrid, Star Genesis, Star Monica and Star Glory). The DNB $107.5 million Facility includes a margin over U.S. LIBOR which is on average approximately 109bps lower than the average margin of the existing facilities, thereby saving approximately $0.6 million per year in interest cost and further increasing the average loan maturity of the financing of these eight vessels by approximately two years.

•	In August 2021, we received credit committee approval from Crédit Agricole Corporate and Investment Bank for a new loan facility of up to $62.0 million (the “Credit Agricole $62.0 million Facility”), which will refinance the existing debt of five of our vessels amounting to $53.4 million as of June 30, 2021. The Credit Agricole $62.0 million Facility will mature five years from its drawdown and will be secured by a first priority mortgage on the five financed vessels (Star Despoina, Star Piera, Stardust, Star Sky and Star Martha). The Credit Agricole $62.0 million Facility includes a margin over U.S. LIBOR which is on average approximately 102bps lower than the average margin of the existing facilities, thereby saving approximately $0.35 million per year in interest cost and further increasing the average loan maturity of the financing of these five vessels by approximately two years.

The above mentioned savings in annual interest costs are in addition to the $4.15 million savings in annual interest costs from the redemption of the 8.30% Senior Notes.

Fleet Update:

On May 25, 2021 and June 16, 2021, we took delivery of the Star Elizabeth (ex-YZJ2015-2263) and the Star Pavlina (ex-YZJ2015-2264), respectively, or the Kamsarmax Resale Vessels.

Shares Outstanding Update:

As of August 5, 2021, we have not sold any common shares under our recently launched at-the-market (ATM) Programs and our outstanding number of shares is 102,239,716.

COVID-19 and Our Proactive Measures

Despite the global gradual recovery from COVID-19, we continue to take proactive measures to ensure the health and wellness of our crew and onshore employees while maintaining effective business continuity and uninterrupted service to our customers. The overall impact of COVID-19 on our business, and the efficacy of any measures we take in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, including the new Delta variant of COVID-19, which appears to be the most transmissible variant to date, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain.

Vessel Employment Overview

For the second quarter of 2021 our TCE rate was:

Capesize / Newcastlemax Vessels: $30,106 per day.

Post Panamax / Kamsarmax / Panamax Vessels: $20,930 per day.

Ultramax / Supramax Vessels: $17,469 per day.

For the first half of 2021 our TCE rate was:

Capesize / Newcastlemax Vessels: $24,281 per day.

Post Panamax / Kamsarmax / Panamax Vessels: $17,987 per day.

Ultramax / Supramax Vessels: $15,675 per day.

Amounts shown throughout the press release and variations in period–on–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 102,038,883 and 95,797,142 weighted average diluted shares for the second quarter of 2021 and 2020, respectively.

Second Quarter 2021 and 2020 Results

For the second quarter of 2021, we had a net income of $124.2 million, or $1.22 earnings per share, compared to a net loss for the second quarter of 2020 of $44.1 million, or $0.46 loss per share.

Adjusted net income, which excludes certain non-cash items, was $128.8 million, or $1.26 earnings per share, for the second quarter of 2021, compared to an adjusted net loss for the second quarter of 2020 of $18.0 million, or $0.19 loss per share.

Net cash provided by operating activities for the second quarter of 2021 was $140.5 million, compared to net cash provided by operating activities of $23.4 million for the second quarter of 2020. Adjusted EBITDA, which excludes certain non-cash items, was $182.5 million for the second quarter of 2021, compared to adjusted EBITDA of $35.2 million for the second quarter of 2020.

Voyage revenues for the second quarter of 2021 increased to $311.4 million from $146.1 million in the second quarter of 2020 which is indicative of the improved market conditions prevailing during the current period. Time charter equivalent revenues (“TCE Revenues”) (please see the table at the end of this release for the calculation of the TCE Revenues) were $254.9 million for the second quarter of 2021, compared to $96.9 million for the second quarter of 2020. TCE rate for the second quarter of 2021 was $22,927 compared to $9,402 for the second quarter of 2020.

For the second quarters of 2021 and 2020, vessel operating expenses were $53.0 million and $42.5 million, respectively. Vessel operating expenses for the second quarter of 2021 included pre-delivery and pre-joining expenses of $1.9 million and additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed during 2020 estimated to be $1.7 million. Our daily operating expenses per vessel for the second quarters of 2021 and 2020 were $4,618 and $4,027, respectively. Excluding non-recurring expenses such as pre-delivery and pre-joining expenses and the increased costs due to the COVID-19 pandemic in 2021 (nil in 2020), our daily operating expenses per vessel for the second quarter of 2021 were $4,307.

General and administrative expenses for the second quarters of 2021 and 2020 were $10.1 million and $9.0 million, respectively. Vessel management fees for the second quarters of 2021 and 2020 were $4.9 million and $4.6 million, respectively. Our daily net cash general and administrative expenses per vessel (including management fees and excluding stock-based compensation and other non-cash charges) for the second quarters of 2021 and 2020 were $1,099 and $1,035, respectively.

Interest and finance costs net of interest and other income/(loss) for the second quarters of 2021 and 2020 were $15.1 million and $17.8 million, respectively. Despite the increase in the weighted average balance of our outstanding indebtedness to $1,644.3 million during the second quarter of 2021, from $1,601.4 million for the same period in 2020, the interest and finance costs net of interest and other income/ (loss) decreased due to the decrease in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements, the interest rate swap agreements that we entered into in 2020 and 2021 and the lower LIBOR rates during the second quarter of 2021 compared to the same period in 2020.

Unaudited Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2021	Second quarter 2020	Six months ended June 30, 2021	Six months ended June 30, 2020

Revenues:
Voyage revenues	$ 311,411	$ 146,134	$ 511,878	$ 306,996
Total revenues	311,411	146,134	511,878	306,996

Expenses:
Voyage expenses	(52,993)	(59,762)	(93,045)	(115,072)
Charter-in hire expense	(4,399)	(5,279)	(7,342)	(14,053)
Vessel operating expenses	(52,972)	(42,506)	(100,326)	(85,223)
Dry docking expenses	(6,678)	(7,522)	(18,869)	(20,883)
Depreciation	(38,103)	(35,321)	(74,336)	(69,958)
Management fees	(4,938)	(4,596)	(9,605)	(9,202)
General and administrative expenses	(10,130)	(8,958)	(17,427)	(14,991)
Gain/(Loss) on forward freight agreements and bunker swaps	548	(8,054)	(1,537)	19,532
Other operational loss	(215)	(559)	(1,555)	(610)
Other operational gain	180	177	1,197	654
Gain on time charter agreement termination	-	-	1,102	-

Operating income/(loss)	141,711	(26,246)	190,135	(2,810)

Interest and finance costs	(15,019)	(17,828)	(29,459)	(38,381)
Interest and other income/(loss)	(88)	(14)	1,662	432
Loss on debt extinguishment	(2,353)	(76)	(2,353)	(618)
Total other expenses, net	(17,460)	(17,918)	(30,150)	(38,567)

Income/(Loss) before equity in investee	124,251	(44,164)	159,985	(41,377)

Equity in income/(loss) of investee	(42)	28	(13)	39

Income/(Loss) before taxes	$ 124,209	$ (44,136)	$ 159,972	$ (41,338)

Income taxes	-	16	-	(27)

Net income/(loss)	$ 124,209	$ (44,120)	$ 159,972	$ (41,365)

Earnings/(loss) per share, basic	$ 1.22	$ (0.46)	$ 1.60	$ (0.43)
Earnings/(loss) per share, diluted	$ 1.22	$ (0.46)	$ 1.59	$ (0.43)
Weighted average number of shares outstanding, basic	101,783,287	95,797,142	100,256,417	95,797,142
Weighted average number of shares outstanding, diluted	102,038,883	95,797,142	100,537,897	95,797,142

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	June 30, 2021	December 31, 2020
Cash and cash equivalents and resticted cash, current	$ 237,756	190,510
Other current assets	162,670	116,901
TOTAL CURRENT ASSETS	400,426	307,411

Vessels and other fixed assets, net	3,077,899	2,877,119
Restricted cash, non current	5,021	5,021
Other non-current assets	5,609	2,242
TOTAL ASSETS	$ 3,488,955	$ 3,191,793

Current portion of long-term bank loans and lease financing	$ 208,653	$ 189,773
Senior Notes (net of unamortized deferred finance fees of $564)	49,436	-
Other current liabilities	97,964	76,659
TOTAL CURRENT LIABILITIES	356,053	266,432

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $16,983 and $19,942, respectively)	1,373,754	1,321,116
Senior Notes (net of unamortized deferred finance fees of $768)	-	49,232
Other non-current liabilities	2,327	5,486
TOTAL LIABILITIES	$ 1,732,134	$ 1,642,266

SHAREHOLDERS' EQUITY	1,756,821	1,549,527

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,488,955	$ 3,191,793

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Six months ended	Six months ended
	June 30, 2021	June 30, 2020

Net cash provided by / (used in) operating activities	$ 219,667	$ 55,460
Vessel acquisitions	(97,663)	-
Capital expenditures for vessel modifications/upgrades	(18,771)	(51,297)
Insurance Proceeds	8,178	3,113
Net cash provided by / (used in) investing activities	(108,256)	(48,184)

Proceeds from vessels' new debt	164,000	149,135
Scheduled vessels' debt repayment	(96,537)	(117,617)
Debt prepayment due to sale or refinancing	(98,506)	(51,612)
Financing fees	(3,212)	(1,020)
Offering expenses	(141)	-
Refund of financing premia	903	-
Dividend payments	(30,672)	(4,804)
Net cash provided by / (used in) financing activities	(64,165)	(25,918)

Summary of Selected Data

	Second quarter 2021	Second quarter 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Average number of vessels (1)	126.0	116.0	122.7	116.0
Number of vessels (2)	128	116	128	116
Average age of operational fleet (in years) (3)	9.4	8.7	9.4	8.7
Ownership days (4)	11,470	10,556	22,207	21,112
Available days (5)	11,119	10,307	21,234	19,426
Charter-in days (6)	152	360	327	726
Daily Time Charter Equivalent Rate (7)	$22,927	$9,402	$19,371	$10,128
Daily OPEX per vessel (8)	$4,618	$4,027	$4,518	$4,037
Daily OPEX per vessel (excl. non recurring expenses) (8)	$4,307	$4,027	$4,280	$4,037
Daily Net Cash G&A expenses per vessel (9)	$1,099	$1,035	$1,087	$1,049

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2) As of the last day of the periods reported.

(3) Average age of our operational fleet is calculated as of the end of each period.

(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber/Ballast Water Treatment System installation. The available days for the second quarter and the first six months of 2021 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

(6) Charter-in days are the total days that we charter-in vessels not owned by us.

(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies due to differences in methods of calculation. For a detailed calculation please see the table at the end of this release with the reconciliation of Voyage Revenues to TCE.

(8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses (such as increased costs due to the COVID-19 pandemic or pre-delivery expenses for each vessel at acquisition, if any) by Ownership days. We exclude non-recurring expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (excluding non-recurring expenses) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of non-recurring items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to some of the adjustments. Vessel operating expenses for the three and six month period ended June 30, 2021 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to be $1.7 million and $3.0 million, respectively, while vessel operating expenses for the six month period ended June 30, 2021 included pre-delivery and pre-joining expenses of $2.3 million.

(9) Please see the table at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, stock-based compensation expense, the write-off of the unamortized fair value of above/below market acquired time charters, impairment losses, loss from bad debt, change in fair value of forward freight agreements and bunker swaps and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Second quarter 2021	Second quarter 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Net cash provided by/(used in) operating activities	$ 140,491	$ 23,363	$ 219,667	$ 55,460
Net decrease / (increase) in current assets	23,838	(31,607)	50,461	(32,998)
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	4,648	27,337	(27,151)	10,840
Loss on debt extinguishment	(2,353)	(76)	(2,353)	(618)
Stock – based compensation	(2,258)	(2,118)	(2,571)	(1,216)
Amortization of deferred finance charges	(1,791)	(1,938)	(3,606)	(3,663)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	(362)	(24,101)	(1,556)	(60)
Total other expenses, net	17,460	17,918	30,150	38,566
Gain on time charter agreement termination	-	-	1,102	-
Gain/(Loss) on hull and machinery claims	141	82	141	91
Income tax	-	(16)	-	27
Equity in income/(loss) of investee	(42)	28	(13)	39
EBITDA	$ 179,772	$ 8,872	$ 264,271	$ 66,468

Equity in (income)/loss of investee	42	(28)	13	(39)
Gain on time charter agreement termination	-	-	(1,102)	-
Unrealized (gain)/loss on forward freight agreements and bunker swaps	362	24,101	1,556	60
Stock-based compensation	2,258	2,118	2,571	1,216
Other non-cash charges	42	141	(39)	64
Adjusted EBITDA	$ 182,476	$ 35,204	$ 267,270	$ 67,769

Net income/(Loss) and Adjusted Net income/(Loss) Reconciliation and calculation of Adjusted Earnings/(Loss) Per Share

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share from Net Income/(Loss), we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment losses and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/ (Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table reconciles Net income / (loss) to Adjusted Net income / (loss):

(Expressed in thousands of U.S. dollars except for share and per share data)	Second quarter 2021	Second quarter 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Net income / (loss)	$ 124,209	$ (44,120)	$ 159,972	$ (41,365)
Amortization of fair value of above/below market acquired time charter agreements, net	-	(231)	(187)	(718)
Stock – based compensation	2,258	2,118	2,571	1,216
Other non-cash charges	42	141	(39)	64
Unrealized (gain) / loss on forward freight agreements and bunker swaps	362	24,101	1,556	60
Loss on debt extinguishment (non-cash)	1,859	29	1,859	541
Equity in income/(loss) of investee	42	(28)	13	(39)
Gain on time charter agreement termination	0	-	(1,102)	-
Adjusted Net income / (loss)	$ 128,772	$ (17,990)	$ 164,643	$ (40,241)
Weighted average number of shares outstanding, basic	101,783,287	95,797,142	100,256,417	95,797,142
Weighted average number of shares outstanding, diluted	102,038,883	95,797,142	100,537,897	95,797,142
Adjusted Earnings / (Loss) Per Share, basic	$ 1.27	$ (0.19)	$ 1.64	$ (0.42)
Adjusted Diluted Earnings / (Loss) Per Share	$ 1.26	$ (0.19)	$ 1.64	$ (0.42)

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)

	Second quarter 2021	Second quarter 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Voyage revenues	$ 311,411	$ 146,134	$ 511,878	$ 306,996
Less:
Voyage expenses	(52,993)	(59,762)	(93,045)	(115,072)
Charter-in hire expense	(4,399)	(5,279)	(7,342)	(14,053)
Realized gain/(loss) on FFAs/bunker swaps	910	16,047	19	19,592
Amortization of fair value of below/above market acquired time charter agreements, net	-	(231)	(187)	(718)
Time Charter equivalent revenues	$ 254,929	$ 96,909	$ 411,323	$ 196,745

Available days	11,119	10,307	21,234	19,426
Daily Time Charter Equivalent Rate ("TCE")	$ 22,927	$ 9,402	$ 19,371	$ 10,128

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)

	Second quarter 2021	Second quarter 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
General and administrative expenses	$ 10,130	$ 8,958	17,427	$ 14,991
Plus:
Management fees	4,938	4,596	9,605	9,202
Less:
Stock – based compensation	(2,258)	(2,118)	(2,571)	(1,216)
Other non-cash charges	(42)	(141)	39	(64)
Net Cash G&As expenses	$ 12,768	$ 11,295	$ 24,500	$ 22,913

Ownership days	11,470	10,556	22,207	21,112
Charter-in days	152	360	327	726
Daily Net Cash G&A expenses per vessel	$ 1,099	$ 1,035	$ 1,087	$ 1,049

Conference Call details:

Our management team will host a conference call to discuss our financial results on Friday, August 6, 2021 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(877) 553-9962 (from the US), 0(808) 238-0669 (from the UK) or + (44) (0) 2071 928 592 (Standard International Dial In). Please quote "Star Bulk."

A replay of the conference call will be available until Friday, August 13, 2021. The United States replay number is 1(866) 331-1332; from the UK 0(808) 238-0667; the standard international replay number is (+44) (0) 3333 009 785 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The content on our website is not incorporated by reference into this release.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Oslo, New York, Limassol and Singapore. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. Star Bulk operates a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of 17 Newcastlemax, 22 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

Forward-Looking Statements

Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; the impact of the expected discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus (“COVID-19”); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our operating expenses, including bunker prices, dry docking, crewing and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") policies; general domestic and international political conditions or events, including “trade wars”; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential disruption of shipping routes due to accidents or political events; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off-hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:

Simos Spyrou, Christos Begleris

Co - Chief Financial Officers

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Av.

Maroussi 15124

Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: starbulk@capitallink.com

www.capitallink.com